Exhibits 5.1 & 23.2
[John L. Thomas, Esquire Letterhead]

Innovative Designs, Inc.
223 North Main Street, Suite 1
Pittsburgh, PA 15215

Dear Sirs:
I have acted as counsel to Innovative Designs, Inc. (the “Company”) in connection with the proposed issuance of up to 500,000 shares (“Shares”) of the Common Stock, par value $0.0001 per share of the Company in a public offering being registered  under the Securities Act of 1933, as amended in a registration statement on Form S-8( the Registration Statement”)  In that capacity, I am familiar with the proceedings, corporate and otherwise, relating to the authorization of the issuance of the Shares.

Based on the foregoing and such other examination of the law as I deemed necessary, I am of the opinion that when sold as described in the Registration Statement, the Shares will be legally issued, fully paid and non-assessable.

I consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

John l. Thomas